UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Arcadia Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039014105

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 039014105

1	Names of Reporting Persons Mandala Agribusiness Co-Investments I Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 9,820,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,820,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,820,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 21.7%
12	Type of Reporting Person (See Instructions) CO

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

CUSIP No. 039014105

1	Names of Reporting Persons Mandala Agribusiness Fund
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,195,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,195,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 22.6%
12	Type of Reporting Person (See Instructions) CO

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

CUSIP No. 039014105

1	Names of Reporting Persons Mandala Capital AG Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 375,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 375,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.9%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 039014105

1	Names of Reporting Persons Uday Garg
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,195,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,195,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 22.6%
12	Type of Reporting Person (See Instructions) IN

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

CUSIP No. 039014105

1	Names of Reporting Persons Dominic Redfern
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Britain
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,195,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,195,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 22.6%
12	Type of Reporting Person (See Instructions) IN

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

CUSIP No. 039014105

1	Names of Reporting Persons Tej Gujadhur
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,195,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,195,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 22.6%
12	Type of Reporting Person (See Instructions) IN

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

CUSIP No. 039014105

1	Names of Reporting Persons Sheokumar Gujadhur
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,195,651*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,195,651*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,195,651*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 22.6%
12	Type of Reporting Person (See Instructions) IN

*	Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

Item 1.

(a)	Name of Issuer:

Arcadia Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 202 Cousteau Place, Suite 105, Davis, California, 95618.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed pursuant to a Joint Filing Agreement, dated as of the date hereof and attached hereto as Exhibit A, by the following persons (collectively, the “Reporting Persons”): (i) Mandala Agribusiness Co-Investments I Limited, (ii) Mandala Agribusiness Fund, (iii) Mandala Capital AG Ltd., (iv) Uday Garg, (v) Dominic Redfern, (vi) Tej Gujadhur and (vii) Sheokumar Gujadhur.

(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is C/O GFin Corporate Services Ltd., 9th Floor, Orange Tower, Cybercity, Ebene, Mauritius.

(c)	Citizenship:

Mandala Agribusiness Co-Investments I Limited, Mandala Agribusiness Fund and Mandala Capital AG Ltd. were formed under the laws of Mauritius. Uday Garg is a citizen of India. Dominic Redfern is a citizen of Britain. Tej Gujadhur and Sheokumar Gujadhur are citizens of Mauritius.

(d)	Title and Class of Securities:

Common stock, par value $0.001 per share, and warrants.

(e)	CUSIP No.:

039014105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 10,195,651*

(b)	Percent of Class: 22.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,195,651*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,195,651*

* Includes 1,114,843 shares of common stock issuable upon exercise of warrants held by Mandala Agribusiness Co-Investments I Limited.

Prior to Arcadia Biosciences, Inc.’s initial public offering, Mandala Agribusiness Co-Investments I Limited held 8,918,750 shares of Arcadia Biosciences, Inc. Series D Preferred Stock, which converted into 8,705,808 shares of Arcadia Biosciences, Inc. common stock at a conversion ratio of one share of common stock for approximately every 1.0245 shares of preferred stock upon the closing of the issuer’s initial public offering of common stock. Mandala Agribusiness Co-Investments I Limited also holds 1,114,843 warrants to purchase common stock of Arcadia Biosciences, Inc.

Mandala Capital AG Limited purchased 375,000 shares of Arcadia Biosciences, Inc. common stock in connection with the issuer’s initial public offering.

Uday Garg, Dominic Redfern, Tej Gujadhur and Sheokumar Gujadhur are members of the board of directors of Mandala Agribusiness Fund, which exercises shared voting and investment power over the shares owned by Mandala Agribusiness Co-Investments I Limited and Mandala Capital AG Limited. Uday Garg, Dominic Redfern, Tej Gujadhur and Sheokumar Gujadhur disclaim beneficial ownership of all securities held by Mandala Agribusiness Co-Investments I Limited and Mandala Capital AG Limited, except to the extent of their respective pecuniary interests therein.

The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 44,083,195 shares of common stock of Arcadia Biosciences, Inc. issued and outstanding as of October 30, 2015, as represented in Arcadia Biosciences, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015 and the exercise of the 1,114,843 warrants held by Mandala Agribusiness Co-Investments I Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mandala Agribusiness Co-Investments I Limited

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Mandala Agribusiness Fund

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Mandala Capital AG Ltd.

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Date: February 15, 2016	By:	/s/ Uday Garg
	Name:	Uday Garg
	Title:	Individual

Date: February 15, 2016	By:	/s/ Dominic Redfern
	Name:	Dominic Redfern
	Title:	Individual

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Individual

Date: February 3, 2016	By:	/s/ Sheokumar Gujadhur
	Name:	Sheokumar Gujadhur
	Title:	Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

Mandala Agribusiness Co-Investments I Limited

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Mandala Agribusiness Fund

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Mandala Capital AG Ltd.

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Director

Date: February 15, 2016	By:	/s/ Uday Garg
	Name:	Uday Garg
	Title:	Individual

Date: February 15, 2016	By:	/s/ Dominic Redfern
	Name:	Dominic Redfern
	Title:	Individual

Date: February 3, 2016	By:	/s/ Tej Gujadhur
	Name:	Tej Gujadhur
	Title:	Individual

Date: February 3, 2016	By:	/s/ Sheokumar Gujadhur
	Name:	Sheokumar Gujadhur
	Title:	Individual